                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                GLB Bancorp Inc.
                                ----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   361778 10 3
                                   -----------
                                 (CUSIP Number)

                             Jerome T. Osborne, Sr.,
                               7954 Reynolds Road,
                               Mentor, Ohio 44060
                                  440-942-7000

                                 with copies to:

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                        The Tower at Erieview, Suite 2600
                             1301 East Ninth Street
                           Cleveland, Ohio 44114-1824
                           --------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 25, 2001
                        --------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No.    361778 10 3                                                              Page      2       of       4       Pages
         ---------------------------                                                      -------------    -------------
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
---------------------- --------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Jerome T. Osborne, Sr.

---------------------- --------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [   ]
---------------------- --------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- --------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       PF

---------------------- --------------------------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)


---------------------- --------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA

---------------------- -------- -----------------------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 176,619
     OWNED BY
       EACH            -------- -----------------------------------------------------------------------------------------------
     REPORTING            8     SHARED VOTING POWER
    PERSON WITH

                       -------- -----------------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                176,619

                       -------- -----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------------------- --------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       176,619

---------------------- --------------------------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     3,570*

---------------------- --------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.3%

---------------------- --------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN

---------------------- --------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Consists of shares beneficially owned by Mr. Osborne's spouse. Mr. Osborne disclaims beneficial ownership of such shares.

         This statement amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on May 19, 1998, on behalf of Jerome T. Osborne, Sr., relating to the common stock, no par value (the "Common Stock"), of GLB Bancorp. Inc., a bank holding company chartered under the laws of the State of Ohio (the "Company"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Mr. Osborne has acquired in the aggregate, 176,619 shares of Common Stock for an aggregate purchase price of approximately $1.7 million. The funds used in making the purchases came from personal assets.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

         (a) As of the date of this Amendment, Mr. Osborne owns a total of 176,619 shares of Common Stock constituting approximately 8.3% of the 2,133,906 shares of Common Stock outstanding (according to the Company's 2001 proxy statement). The foregoing total does not include 80 shares subject to exercisable warrants granted on February 17, 1999 issuable at an exercise price of $13 per share

         (b) Mr. Osborne has sole voting and dispositive power with respect to the 176,619 shares of Common Stock he beneficially owns. Mr. Osborne's spouse owns directly, or as custodian for Mr. Osborne and her children, an additional 3,570 shares. Mr. Osborne disclaims beneficial ownership of the shares held by his spouse.

         (c) Within the last sixty (60) days, Mr. Osborne made the following acquisition: On April 25, 2001, he purchased a total of 6,200 shares for $7.50 per share. Such purchases were effected at the direction of Mr. Osborne and executed in conventional brokerage transactions.

         (d) Not applicable.

         (e) Not applicable.


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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, correct and complete.


Dated: May 31, 2001                           /s/ Jerome T. Osborne, Sr.
                                              --------------------------
                                              Jerome T. Osborne, Sr.


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